

Dr. Alfred J. Bailey II · 3rd

Exec. Director of Transforming Lives CDC | Mission and
Outreach Director at New Psalmist Baptist Church |
Principal Consultant of LLC

Maryland, United States · 206 connections · **Contact info**

 **New Psalmist Baptist
Church**

 **Virginia Union University**

Experience



Minister of Missions and Outreach

New Psalmist Baptist Church
May 2002 – Present · 19 yrs

New Psalmist Baptist Church Baltimore, MD Minister of Missions and Outreach May, 2002 –
Present

• Oversee 4 departments of 20 ministries that do local, national, and international
development work
• Ministry liaison for ministry departments ensuring successful collaboration with the church
administration which includes: teaching on the church's mission and vision to reduce
knowledge gaps and increase synergetic activities to achieve desired results   …see more

Principal Consultant

Transforming Leadership Consulting, LLC
Aug 2017 – Present · 3 yrs 9 mos
Baltimore, Maryland Area

Transforming Leadership Consultant, LLC Baltimore, MD Managing Member August 2018 –
Present

• Create strategic plans for building leadership capacity in organizations   ...see more

Executive Director

Transforming Lives Community Development Corporation

Feb 2017 – Present · 4 yrs 3 mos

Baltimore, Maryland Area

Transforming Lives Community Development Corporation (TLCDC) Baltimore, MD Executive Director February 2018 – Present
• Oversee program departments in execution of grants for TLCDC
• Solicit grant funding with program department chairpersons   ...see more

Education



Virginia Union University

Doctor of Ministry , Global Leadership - Building Leadership Capacities using Apprciative Inquiry, Leadership Stategies..

2015 – 2018

Dr. Bailey's Doctor of Ministry in Global Leadership focused on how to build leadership capacities using leadership strategies, liberation motifs, quantitative analysis, and 21st century development practices, in Canada and other countries throughout the world.



Howard University

Master of Divinity - MDiv, Theology/Theological Studies

1999 – 2002



Morgan State University

Bachelor of Arts - BA, Political Science and Government

1988 – 1993

Licenses & certifications



COVID-19 Contact Tracing

Coursera

Issued Jun 2020 · No Expiration Date

Credential ID FCGMGNG9YFS8

See credential



